        GIORDANO, HALLERAN & CIESLA
         A PROFESSIONAL CORPORATION                    JOHN C. GIORDANO, JR.   SEAN E. REGAN |_|
                                                       FRANK R. CIESLA         JAY S. BECKER
              ATTORNEYS AT LAW                         BERNARD J. BERRY, JR.   TIMOTHY D. LYONS|_|
                                                       JOHN A. AIELLO          J. SCOTT ANDERSON            OF COUNSEL:
             PLEASE RESPOND TO:                        MICHAEL J. GROSS        PETER B. BENNETT           JOHN R. HALLERAN
        U.S. POSTAL SERVICE ADDRESS:                   JOHN A. GIUNCO          LAURENCE I. ROTHSTEIN     S. THOMAS GAGLIANO
            POST OFFICE BOX 190                        EDWARD S. RADZELY       ROBERT J. FEINBERG |_|    THOMAS A. PLISKIN
        MIDDLETOWN, NEW JERSEY 07748                   SHARLENE A. HUNT        PATRICK S. CONVERY         RONALD P. HEKSCH
                                                       PHILIP D. FORLENZA      MICHAEL A. PANE, JR.      DERRICK A. SCENNA
                    OR:                                MICHAEL J. CANNING |_|  MICHAEL J. VITIELLO
HAND DELIVERY AND OVERNIGHT SERVICE ADDRESS:           PAUL H. SCHNEIDER       STEVEN M. DALTON               -------
             125 HALF MILE ROAD                        ELIZABETH CHRISTIAN     PAMELA J. KNAUER
         RED BANK, NEW JERSEY 07701                    ANDREW B. ROBINS        TIMOTHY J. DENGLER         JOHN C. GIORDANO
                                                       MICHAEL A. BRUNO        CATHERINE J. BICK            (1921-1989)
               (732) 741-3900                          KURT E. ANDERSON        MONICA J. CERES
            FAX: (732) 224-6599                        PAUL T. COLELLA         MARC D. POLICASTRO             -------
                                                       GERALD P. LALLY
               www.ghclaw.com                               -------                 -------

                                                       TARA PHELAN CARVER      CRAIG M. GIANETTI      |_| CERTIFIED BY
                                                       TARA L. BENSON          ARI G. BURD                THE SUPREME COURT
                                                       RACHEL M. RINNINSLAND   KEVIN B. LEGREIDE          OF NEW JERSEY AS A
                                                       LISA MICELI WATERS      MATTHEW J. CERES           CIVIL TRIAL
                                                       GREGORY BANACKI, JR.    JIN KYOUNG HONG            ATTORNEY
                                                       DONALD F. CAMPBELL,JR.  KELLY D. GUNTHER
                                                       BRIAN H. HARVEY         LOUIS D. TAMBARO
                                                       MELISSA V. SKROCKI      MICHAEL D. PAWLOWSKI
                                                       AFIYFA H. ELLINGTON     MATTHEW N. FIOROVANTI


DIRECT DIAL NUMBER               DIRECT EMAIL                                                             CLIENT/MATTER NO.
(732) 741-3900                 pcolella@ghclaw.com                                                           14811/0015



                                October 30, 2007


Via EDGAR Transmission
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:    Duc Dang
              Mail Stop 4561

         Re:      BigString Corporation
                  Amendment No. 4 to Registration Statement on Form SB-2 File Number 333-143793
                  ----------------------

Dear Mr. Dang:

         Contemporaneously with our submission of this letter to the Securities and Exchange Commission (the "Commission"), our client, BigString Corporation ("BigString"), has submitted to the Commission Amendment No. 4 to its Registration Statement on Form SB-2, prepared for the purpose of registering 11,463,101 shares of BigString's common stock, par value $.0001 per share ("Common Stock"), for the benefit of certain stockholders of BigString. In addition to the 11,463,101 shares of Common Stock included for registration in the Registration Statement, pursuant to Rule 429 of the Securities Act of 1933, as amended, the prospectus included in the Registration Statement relates to the 7,061,765 shares of Common Stock previously registered pursuant to BigString's Registration Statement on SB-2 (Registration No. 333-135837), which was declared effective by the Commission on August 4, 2006.

         A fee of $169.95 payable in connection with this filing was previously submitted by wire transfer.


      OUR TRENTON OFFICE: 441 EAST STATE STREET, TRENTON, NEW JERSEY 08608,
                             PHONE: (609) 695-3900

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
      ATTORNEYS AT LAW

Securities and Exchange Commission
October 30, 2007
Page 2



         Also transmitted herewith, please find our "Memorandum Summarizing SEC Comments to BigString Corporation's Amendment No. 3 to Registration Statement on Form SB-2, Filed October 12, 2007, and Responses Thereto."

         Please direct any comments you may have with respect to either Amendment No. 4 to BigString's Registration Statement on Form SB-2 or the contents of this letter to the undersigned at (732) 741-3900.

         Thank you for your attention to this matter.

                                            Very truly yours,


                                            /s/ Paul T. Colella


                                            PAUL T. COLELLA

PTC/kr
cc:  Darin M. Myman